Exhibit 99.2

Exhibit 99.2

Certificate of Amendment

Canada Business Corporations Act

Certificat de modification

Loi canadienne sur les sociétés par actions

AETERNA ZENTARIS INC.

Corporate name / Dénomination sociale

264271-9

Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the Canada Business Corporations Act as set out in the attached articles of amendment.

JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l’article 178 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes.

Marcie Girouard

Director / Directeur

2012-10-02

Date of Amendment (YYYY-MM-DD)

Date de modification (AAAA-MM-JJ)

Industry Canada

Industrie Canada

Corporation Canada

Corportione Canada

Form 4

Instructions

3 Any changes in the articles of the corporation must be made in accordance with section 27 or 177 of the CBCA.

A: If an amendment involves a change of corporate name (including the addition of the English or French version of the corporate name), the new name must comply with sections 10 and 12 of the CBCA as well as part 2 of the regulations, and the Articles of Amendment must be accompanied by a Canada-based NUANS® search report dated not more than nearby (90) days prior to the receipt of the articles by Corporations Canada. A numbered name may be assigned under subsection 11(2) of the CBCA without a NUANS® search.

D: Any other amendments must correspond to the paragraph and subparagraph referenced in the articles being amended. If the space available is insufficient, please attach a schedule to the form.

4. Declaration

This form must be signed by a director or an officer of the corporation (subsection 262(2) of the CBCA).

General

The information you provide in this document is collected under the authority of the CBCA and will be stored in personal information bank number IC/PPU-049. Personal information that you provide is protected under the provisions of the Privacy Act. However, public disclosure pursuant to section 266 of the CBCA is permitted under the Privacy Act.

If you require more information, please consult our website at www.corporationscanada.ic.gc.ca or contact us at 613-941-9042 (Ottawa region), toll-free at 1-666-333-5556 or by email at coorporatonscanada@ic.gc.ca.

Prescribed Fees

Corporations Canada Online Filling Centre: $200

By mail or fax: $200 paid by cheque payable to the Receiver General for Canada or by credit card (American Express® MasterCard® or Visa®).

Important Reminders

Changes of registered office address and/or mailing address:

Complete and the Change of Registered Office Address (Form 3):

Changes of directors or changes of a director’s address:

Complete and file changes Regarding Directors (Form 6):

These forms can be filed electronically, by mail or by fax free of charge.

File documents online:

Corporations Canada Online Filling Centre:

www.corporatinscanada.ic.gc.ca

or send documents by mail:

Director General,

Corporations Canada

Jean Edmonds Tower South

9th Floor

365 Laurier Ave. West

Ottawa ON K1a 0C8

By Facsimile:

613-941-0999

Articles of Amendment

(Section 27 or 177 of the Canada Business Corporations Act (CBCA)

1 Corporation name

AETERNA ZENTARIS INC.

2 Corporation number

264271_9

3 The articles are amended as follows:

(Please note that more than one section can be filled out)

A: The corporation changes its name to:

B: The corporation changes the province or territory in Canada where the registered office is situated to: (Do not indicate the full address)

C: The Corporation changes the minimum and/or maximum number of directors to: (For a fixed number of directors, please indicate the same number in both the minimum and maximum options)

Maximum: Medium:

D: Other changes: (e.g., to the classes of shares, to restrictions on share transfers, to restrictions on the businesses of the corporation or to any other provisions that are permitted by the CBCA to be set out in the Articles) Please specify.

The issued and outstanding common shares in the capital of the Corporation (each, a Common Share) are hereby consolidated on the basis of one (1) post-consolidation Common Share for each six (6) pre-consolidation Common Shares.

No fractional Common Shares shall be issued upon the consolidation of the issued and outstanding Common Shares in accordance with the foregoing. All new Common Shares to be issued upon the issuance of the Certificate of Amendment shall be rounded down to the nearest whole number of Common Shares and all fractional Common Shares to which a registered shareholder would otherwise become entitled as a result of the consolidation will be aggregated and sold by the Corporation’s transfer agent and registrar on the market, with the net proceeds therefrom being proportionately distributed to registered shareholders.

Declaration

I hereby certify that I am a director or an officer of the corporation.

Signature

First Name Telephone number

Note: Misrepresentation constitutes an offence and, an summary coincide, a person is liable to a fine not exceeding £5000 or to imprisonment for a term not exceeding six months or both (subsection 256(1) of the CBCA).

IC 3069 (2006/12)